Exhibit 99.4

ABRIDGEMENT CERTIFICATE

PURSUANT TO SECTION 2.20 OF REGULATION 54-101

COMMUNICATION WITH BENEFICIAL OWNERS OF SECURITIES OF A REPORTING ISSUER

I, Charles-Olivier Tarte, Chief Financial Officer of Nouveau Monde Graphite Inc. (the Corporation), hereby certify for and on behalf of the Corporation, and not in my personal capacity and without personal liability, that in connection with the special meeting of holders of the Corporation’s common shares to be held on May 1, 2024 (the Meeting), the Corporation:

(a)

has arranged to have proxy-related materials for the Meeting sent in compliance with the applicable timing requirements set forth in Sections 2.9 and 2.12 of Regulation 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (Regulation 54-101);

(b)	has arranged to have carried out all of the requirements under Regulation 54-101 in addition to those described in paragraph (a) above; and
(c)	is relying upon Section 2.20 of Regulation 54-101 in connection with the abridgment of the time periods specified in subsections 2.2(1) and 2.5(1) of Regulation 54-101.

DATED the 9th day of April, 2024.

NOUVEAU MONDE GRAPHITE INC.

Per:	/s/ Charles-Olivier Tarte
Name: Charles-Olivier Tarte
Title: Chief Financial Officer